October 30, 2018

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Photozou Holdings, Inc.

Form S-1/A

Filed October 16, 2018

File No. 333-226627

To the men and women of the SEC:

On behalf of Photozou Holdings, Inc., (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated October 25, 2018 addressed to Mr. Koichi Ishizuka , the Company’s President, with respect to the Company’s filing of its S-1/A on October 16, 2018.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

Registration Statement of Form S-1/A, filed on October 16, 2018

Certain Relationships and Related Transactions, page 26

1. We have considered your response to our prior comment 2. Please provide an expanded analysis that addresses Mr. Thomas DeNunzio's affiliate, V Financial Group, LLC, and its role in founding, organizing and providing services to the registrant, including in connection with the current and prior registration statements. Discuss any coordination between Mr. Thomas DeNunzio, Mr. Jeffrey DeNunzio and V Financial Group in these efforts.

Company Response:

The term “affiliate” is defined in Rule 405 under the Act as a “person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with,” the person specified. The term “control” is defined in Rule 405 under the Act as “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.”

Mr. Thomas DeNunzio is not an affiliate of V Financial Group, LLC (“VFG”) pursuant to this definition. Mr. DeNunzio does not have the ability directly or indirectly to affect VFG management or its policies. Mr. DeNunzio is not a member or manager of VFG.

Furthermore, VFG is not a promoter of the Registrant because of Mr. Thomas DeNunzio’s, (“DeNunzio”) consulting relationship with VFG.VFG has a disparate set of business affairs, activities, and interests that are independent of those of Thomas DeNunzio. Thomas DeNunzio’s promoter type activities beginning with formation or organization of Registrant and ending with change of control of Registrant were in his individual capacity and completely exclusive of his affairs and activities with VFG.

A promoter is defined under Rule 405 of the Securities Act as:

“(i)      Any person who, acting alone or in conjunction with one or more other persons, directly or indirectly takes initiative in founding and organizing the business or enterprise of an issuer; or

(ii)       Any person who, in connection with the founding and organizing of the business or enterprise of an issuer, directly or indirectly receives in consideration of services or property, or both services and property, 10 percent or more of any class of securities of the issuer or 10 percent or more of the proceeds from the sale of any class of such securities.”

VFG asserts that it has not directly or indirectly received in consideration of services or property, or both services and property, any securities of the Registrant or any proceeds from the sale of any class of such securities. Furthermore, neither Jeffrey DeNunzio or VFG will receive any securities in the Registrant or any direct proceeds from the sale of Registrant’s stock as compensation for services rendered.

VFG did not take initiative in founding the business plan of the Registrant and organizing the enterprise. Thomas DeNunzio founded the Registrant and wrote its initial blank check business plan. We previously updated that fact in the most recent and amended registration statement filed with the Commission. VFG did not receive any money, anything of value, or provide any services to Thomas DeNunzio or the Registrant in connection with the preparation and filing of the Registrant’s initial registration statement.

VFG consults and provides clients like the Registrant with small business services including but not limited to taking a company’s existing business plan devised and written by its advisors,founders, officers, or board of directors and accordingly expanding said plan with additional information provided by Registrant to meet the standards and requirements pursuant to filing a registration statement and any amendments thereto with the Commission. The business of the Registrant, including the development of the business plan and strategy, is conducted and developed by its officers, under the supervision of its board of directors, and not by VFG. The foregoing services have been provided by VFG to the Registrant as it relates to the Registrant’s registration statements beginning on June 9, 2017.

Thomas DeNunzio has no input or coordination with VFG or his son, Jeffrey DeNunzio, the controlling member of VFG, regarding the antecedent business services provided by VFG to the Registrant. VFG has not paid any money or any other thing of value to Thomas DeNunzio relating to the services provided by VFG to the Registrant.

Accordingly, neither Jeffrey DeNunzio nor VFG meets the definition of “promoter” under Rule 405 of the Securities Act.

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: October 30, 2018

/s/ Koichi Ishizuka

Koichi Ishizuka

President